Exhibit 4.43

THE SYMBOL “[***]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL, AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. THE APPENDICES TO THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO ITEM 601(a)(5) OF REGULATION S-K. THE REGISTRANT AGREES TO FURNISH A COPY OF ANY OMITTED SCHEDULE OR APPENDIX TO THE SEC UPON REQUEST.

Tydal Data Center – Agreement on design and execution

27 March 2026

between

Tydal Data Center AS

as Client

and

Data Center Installations AS

as Contractor

Contents

1.	General	1

2.	Contract documents and rules of interpretation	2

3.	DCI’s liability and risk	2

4.	TDC’s Liability and Risk	4

5.	Deadlines	4

6.	Changes	5

7.	Remuneration, supervision and invoicing	5

8.	Subcontracts	6

9.	Security	7

10.	Insurance	8

11.	Handover	8

12.	Final settlement	8

13.	Disputes	8

i

This agreement (“the Agreement”) was entered into on 27 March 2026 between

(1)	Tydal Data Center AS, company registration number 927 050 188 (“TDC”); and

(2)	Data Center Installations AS, company registration number 827 291 072 (“DCI”)

(each a “Party”, collectively the “Parties”).

1.	General

1.1	Background and subject matter of the Agreement

This Agreement concerns the conversion and upgrading of the existing data center at land number [***] title number [***] in Tydal into an AI data center (“the Project”). The Project is described in more detail in Appendix A .

The Project broadly consists of (i) deliverables within DCI’s design and execution scope (“DCI’s Scope”), and (ii) other deliverables outside DCI’s Scope (“External Scope”). DCI’s Scope is described in more detail in clause 3 and Appendix A .

The total refurbishment costs are currently estimated at approximately NOK 4.5 billion excluding VAT for both DCI’s Scope and the External Scope.

The planned completion date for the Project is 31 December 2026.

TDC, in collaboration with DCI, has drawn up a general and preliminary concept. The concept has not yet been fully detailed. The final specifications and interfaces are to be determined in parallel with the detailed design and execution. This requires a high degree of flexibility and close collaboration in line with the implementation model.

DCI shall be responsible for all design and design management, all construction, site management, and the procurement of equipment for the Project. (collectively, the “Works”).

The Project shall be developed through decisions taken in the project group (“PG”).

1.2	Purpose

The purpose of the Agreement is to facilitate the realization of the Project in accordance with the Parties’ assumptions regarding progress, costs and quality. The Agreement shall ensure TDC control and transparency, whilst DCI is responsible for the practical implementation within the framework of the Agreement and decisions made in the PG.

1.3	Implementation model

The Project shall be implemented based on a collaborative model where DCI’s remuneration is determined based on agreed hourly rates and documented costs with and without mark-ups (open book).

Customer agreements entered into on an ongoing basis by TDC mean that a high degree of changes to the Project is to be expected. The equipment to be supplied, final technical solutions and delivery interfaces shall be decided on an ongoing basis by resolutions of PG, in which representatives from both Parties shall participate. The PG’s mandate and organization are further regulated in Appendix A.

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DCI will engage subcontractors, sub-suppliers and sub-consultants (“Contract Assistants”) to carry out the Works relating to design and execution. DCI’s liability and risk shall not be altered by the use of Contract Assistants.

DCI shall procure equipment and materials for the Project. This includes equipment that DCI shall purchase in its own name and re-invoice to TDC, and equipment that DCI shall purchase in TDC’s name and which shall be paid for directly by TDC. DCI shall not bear any liability or risk for any delays or defects in the equipment supplied, nor shall it claim any mark-up on the purchases.

2.	Contract documents and rules of interpretation

The following contract documents form part of the Agreement:

(i)	This contract document with the following appendices:

(a)	Appendix A : Project and project organization

(b)	Appendix B : Remuneration provisions

(c)	Appendix C : Progress and decision-making plan

(d)	Appendix D : Overview Drawings

(e)	Appendix E: Tydal AI Data Center – High Level Design Requirements

(f)	Appendix E : Performance Guarantee Sparc Group AB

(g)	Appendix G : Financial Guarantee Norwegian Ai Technologies AS

(ii)	NS 8406

(iii)	NS 8402

Appendix D and E form the basis for further design work and decisions regarding the final technical scope in the PG. The appendices may be revised during the project period. Updated versions shall be made available in the agreed project repository and referenced in the PG minutes.

The execution is governed by NS 8406 and the design is governed by NS 8402. If a matter is governed by both contracts, it shall be governed by NS 8406.

The documents forming part of the Agreement are complementary. If the three contract documents contain provisions that conflict with one another, they shall apply in the order specified above.

3.	DCI’s liability and risk

3.1	General

The Works require a high degree of specialization, and TDC has therefore assigned DCI responsibility for design, execution, procurement, quality assurance and coordination of all disciplines, in addition to construction and design management.

DCI shall be responsible for its own design and execution and that of its subcontractors.

DCI shall exercise due care and diligence on behalf of TDC with a view to completing the Project in accordance with the purpose set out in clause1.2.

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3.2	Design

The Works shall be designed in a professional manner and DCI shall ensure that the design provides an adequate and suitable basis for fulfilling the requirements of the Agreement and decisions in the PG.

In the event of design errors, liability shall be assessed in accordance with NS 8402. Design liability entails responsibility for professional design in accordance with generally accepted professional standards.

For design errors attributable to design work carried out by DCI itself (not sub-consultants), liability is limited to [***], cf. NS 8402.

For design errors attributable to a sub-consultant’s design work, DCI’s liability to TDC is limited to the amount DCI may claim as compensation from the sub-consultant in accordance with the sub-consultancy contract.

Reference is also made to NS 8402 clause 10.3.

3.3	Execution

The Works shall be carried out in a professional manner, on time and in accordance with the design and other requirements of the Agreement and decisions in the PG. DCI shall not bear the risk of unexpected developments in the Project attributable to circumstances for which TDC bears the risk.

If a defect is caused by the execution, including the coordination of Contract Assistants, liability shall be assessed in accordance with NS 8406. If a defect is caused by a design error, the matter shall be governed by NS 8402, cf. clause 3.2 above.

3.4	Design and construction management

3.4.1	Design management

DCI shall be responsible for the management and supervision of all design work in the Project and shall perform all tasks normally associated with design management. This includes planning and progress management of design deliverables, interdisciplinary coordination and clarification of interfaces between the designers within DCI’s Scope and between DCI’s Scope and the External Scope, resource and capacity management, cost control, quality assurance and control of the design work, as well as the handling of changes and deviations in the design work. DCI shall ensure that the design material is delivered on time and of sufficient quality to meet the requirements of the Agreement and decisions in the PG.

The Parties may propose engaging independent third parties to ensure the quality of the designed solutions.

Liability is governed by NS 8402.

3.4.2	Construction management

DCI shall be responsible for the management and supervision of the construction works and shall carry out all tasks normally associated with construction management, cf. NS 8406, clause 16. This includes planning and progress management of production, interdisciplinary coordination and clarification of interfaces between contractors within DCI’s Scope and between DCI’s Scope and the External Scope, resource and capacity management, cost control, quality assurance and inspection of completed work, as well as the handling of changes and deviations. DCI shall ensure that the Works are carried out efficiently, professionally and in accordance with the applicable design documentation, the requirements of the Agreement and decisions in the PG. TDC shall obtain permits which, in accordance with laws and regulations, are to be issued to TDC as the client, whilst DCI shall obtain other permits necessary for the implementation of the Project. DCI shall ensure that the Works are carried out on time and to a sufficient standard to meet the requirements of the Agreement and decisions in the PG.

Liability is governed by NS 8402.

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3.5	Equipment supplies

DCI shall be responsible for the procurement of equipment and materials in accordance with decisions made by the PG and without any mark-up.

A small proportion of the equipment shall be purchased by DCI in its own name (estimated at MNOK [***] excl. VAT) and re-invoiced to TDC. A larger proportion of the equipment supplies shall be purchased in TDC’s name, based on contracts to be entered into directly between the equipment supplier and TDC.

DCI shall prepare the basis for procurement, obtain quotations, negotiate the contracts and be responsible for all other follow-up in connection with these purchases. The basis for procurement decisions shall be distributed by DCI in advance of PG meetings with an advisory recommendation. Where rational and feasible, the documentation shall be based on multiple suppliers and include price and time implications for alternative solutions.

DCI shall then place the order in accordance with the PG’s decision.

DCI shall not bear the risk of delay, defect or failure resulting from equipment faults. If purchased equipment is defective, DCI shall lodge a complaint on behalf of TDC and ensure appropriate follow-up with the supplier.

4.	TDC’s Liability and Risk

TDC bears the risk associated with its own performance and choices, including decisions made contrary to DCI’s recommendations regarding design. TDC’s review and approval of DCI’s recommendations in the PG does not mean that TDC assumes the risk associated with the choices made. The risk associated with equipment deliveries is governed by clause3.5 above.

NS 8406 clause 18.1 a) and f) concerning, respectively, the risk for drawings and progress-related coordination, etc., are waived.

5.	Deadlines

Further provisions regarding preliminary milestones and decision points are set out in Appendix C .

All dates, milestones and timeframes in the Agreement are indicative until they are determined by the PG, which prepares, maintains and revises the Project’s progress and decision plan.

Neither the interim deadlines nor the final deadline is subject to daily penalties, but is linked to a bonus, cf. Appendix B .

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6.	Changes

All claims for compensation for time or cost consequences relating to the agreements with Contract Assistants must be submitted to and approved by the PG before DCI can accept them vis-à-vis the individual Contract Assistant.

The Parties agree to handle claims for changes and extensions of time limits in the PG. The rules on notification of changes in NS 8402 and NS 8406 shall not apply.

The restrictions in NS 8406 clause 19.1, first and second paragraphs, regarding the client’s authority to make changes shall not apply.

7.	Remuneration, supervision and invoicing

7.1	Cost-plus work – open book

Purchases of equipment shall be invoiced by DCI based on documented supplier invoices, and without any mark-up. Equipment purchased in TDC’s name shall be invoiced by the supplier directly to TDC.

DCI shall otherwise be reimbursed for necessary and documented costs incurred in carrying out the Works, plus a mark-up as set out in Appendix B . Agreed hourly rates and charges shall be applied insofar as this has been agreed, cf. Appendix B.

The cost-plus work shall be carried out in a rational and prudent manner. TDC is entitled to full access to and control over the basis of DCI’s claims for remuneration. Reference is otherwise made to NS 8402, clause 14.1, and NS 8406, clause 23.4.

DCI shall rectify design errors or defects at its own expense.

Reference is also made to the provisions regarding remuneration and invoicing thereof in Appendix B.

7.2	Project accounts

Project accounts, including an overview of accrued costs and any discrepancies, shall be submitted to TDC by the 10th of each month, or on the last working day before the 10th if this falls on a weekend or public holiday. The Project accounts shall be reviewed in the PG for the purposes of inspection, clarification and any discussions regarding discrepancies.

The PG shall approve all costs for the coming month on a monthly basis. Costs exceeding the original decision by more than 10% shall be considered at the next PG meeting and subsequently approved or rejected.

7.3	Audit

TDC shall, at any time up to and including 31 December 2030, have the right to conduct an audit of the documentation necessary to verify invoiced fees, the cost basis and compliance with the Agreement. The audit shall include, but is not limited to, correspondence, quotations, orders, agreements, change orders, invoices, credit notes, delivery confirmations, timesheets, and documentation relating to discounts, price reductions, bonus schemes, refunds and other financial benefits (including kickbacks) agreed or obtained within the supply chain for deliveries to the Project.

DCI shall include provisions to this effect in the contracts with Contract Assistants which ensure that TDC, or a third party engaged by TDC, has access to carry out checks as mentioned, including the right to be provided with relevant documentation as mentioned above.

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The cost of the audit shall be borne by TDC if the audit does not reveal any material non-conformities, and by DCI if the audit reveals material non-conformities.

DCI shall include provisions in the Subcontracts that ensure the right to audit. If a Contract Assistant does not accept any of these provisions, this shall be submitted to PG for assessment and decision before any agreement is entered into.

Subcontracts that have been submitted to and approved by PG shall be deemed to meet the requirements of this clause, and in such cases, DCI shall not be liable for the relevant provisions not being included, in whole or in part, in the Subcontract.

7.4	Project Bonus

DCI shall be awarded a Project bonus upon achievement of milestones to be decided by PG as further regulated in Appendix B and Appendix C ..

7.5	Invoicing

Invoicing by DCI shall take place monthly in arrears based on the project accounts and in accordance with the Agreement.

The Parties shall, on the 10th of each month, review the Project accounts and the associated pro forma invoice for the preceding period. Any errors or omissions in the invoice basis shall, as far as practicable, be identified and clarified during this review.

Should TDC identify any unresolved issues following the review, TDC shall notify DCI without undue delay to ensure clarification before the due date.

A final, itemized invoice shall be issued with a payment deadline of the 22nd of the same month in which the project accounts are submitted. If the 22nd falls on a Saturday, Sunday or public holiday, payment shall be made no later than the first working day thereafter.

The payment arrangement shall be implemented in such a way that DCI remains cash neutral in the Project at all times, so that DCI does not finance Project costs on behalf of TDC.

7.6	DCI’s right to suspend work

If TDC fails to pay an undisputed invoice by the agreed payment deadline, and payment is not made within 7 days of a written notice from DCI, DCI shall be entitled to suspend the Works in whole or in part for as long as payment remains outstanding.

If DCI suspends the Works lawfully, the suspension may give rise to a claim for an extension of time and compensation for documented additional costs.

8.	Subcontracts

8.1	General

DCI shall ensure that agreements with Contract Assistants and equipment suppliers (“Subcontracts”) safeguard TDC’s interests to the greatest extent possible. Subcontracts shall, to the greatest extent possible, be entered into based on recognized market standards without significant changes to the detriment of the client. Subcontracts shall, as a minimum, contain:

●	A provision regarding TDC’s right of audit, cf. clause 7.3,

●	Direct claim rights for TDC, cf. clause 8.2,

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●	A subrogation clause in favour of TDC, cf. clause 8.3,

●	Provisions regarding the transfer of title, see clause 8.4.

●	Requirement for customary security for the Contract Assistant’s deliveries

DCI shall endeavor to ensure that the Sub-Contracts contain the provisions set out in this clause 8 . If a supplier or Contract Assistant does not accept any of these provisions, this shall be submitted to the PG for assessment and decision before any agreement is entered into.

Subcontracts that have been submitted to and approved by the PG are deemed to meet the requirements of this clause 8 , and in such cases DCI shall not be liable for the relevant provisions not being included, in whole or in part, in the Subcontract.

8.2	Further details on the right to direct claims

DCI shall ensure that TDC has the right to make direct claims to the same extent that DCI may make claims under the respective Subcontracts.

TDC shall have a corresponding right to make direct claims against guarantors and other security providers under the security provided in the Subcontracts. TDC’s right to make direct claims under this provision shall apply independently of, and shall not be limited by, the terms of the contract between DCI and TDC, including any limitations of liability, monetary caps, disclaimers or other limitations on DCI’s liability towards TDC.

8.3	Right of Subrogation

DCI shall ensure that TDC, upon written notice, has the right to step into the Subcontracts, and thereby assume DCI’s rights and obligations under the relevant contracts.

8.4	Ownership

DCI shall ensure that the Subcontracts contain provisions ensuring that title to materials, equipment, etc. passes to TDC no later than at the time of payment. DCI shall also ensure that materials, equipment, etc. are secured to the greatest extent possible against seizure by creditors before they are delivered to TDC, e.g. through marking and separate storage at the supplier’s premises.

9.	Security

As security for DCI’s obligations, a parent company guarantee shall be provided by Sparc Group AB with the content described in Appendix E . As security for TDC’s obligations, a parent company guarantee shall be provided by Norwegian Ai Technology AS with the content described in Appendix G.

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10.	Insurance

The Parties shall at all times hold the insurance cover required by law.

DCI shall also take out liability insurance in accordance with NS 8402 and NS 8406 for the design and execution scopes respectively. The insurance under NS 8406 shall have a liability limit of NOK [***].

DCI shall ensure that Contract Assistants insure their supplies in accordance with industry practice.

TDC shall keep insured the work carried out under the contract at any given time, materials for which TDC has paid in advance, and materials that TDC has handed over to DCI. DCI shall be co-insured.

11.	Handover

The Parties shall agree on detailed procedures for handover in the PG.

12.	Final settlement

DCI shall submit a final statement and final invoice no later than one month after handover. The final invoice shall be due for payment one month after TDC has received the final invoice.

13.	Disputes

The Agreement is governed by Norwegian law.

Disputes shall be resolved amicably. If the dispute is not resolved, either Party may request that the dispute be settled by arbitration in accordance with the Norwegian Arbitration Act of 14 May 2004 No. 25.

The arbitral tribunal shall have its seat in Oslo. The language of the arbitration shall be Norwegian. The arbitral tribunal shall consist of three arbitrators.

[Signature page follows]

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Signature page

For Tydal Data Center AS		For Data Center Installations AS

Signature:	/s/ Haakon Bryhni	Signature:	/s/ Arne Thomas Stranden
Name:	Haakon Bryhni	Name:	Arne Thomas Stranden
Title:	Chairman of the Board at TDC	Title:	Managing Director of DCI
Date:	27 March 2026	Date:	27 March 2026

		Signature:	/s/ Bjørn Arve Olsen
		Name:	Bjørn Arve Olsen
		Title:	Board member of DCI
		Date:	27 March 2026

		Signature:	/s/ Erik Björklund
		Name:	Erik Björklund
		Title:	CEO of Sparc Group AB and Chairman of the Board of DCI
		Date:	27 March 2026

The signature on the agreement by Tydal Data Center AS, represented by Chairman Haakon Bryhni, shall only be valid following confirmation by the board of the parent company, Bitdeer Technologies Group Ltd. The confirmation shall be attached to the Agreement.

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Appendix A: Project and project organization

[***]

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Appendix B: Remuneration provisions

[***]

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Appendix C: Progress and decision-making plan

[***]

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Appendix D: Overview drawings

[***]

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Appendix E: High Level Design Requirements

[***]

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Appendix F: Performance Guarantee (Sparc Group AB)

[***]

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Appendix G: Financial Guarantee (Norwegian AI Technology AS)

[***]

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